SECURITIES AND EXCHANGE COMMISSION   _______________
                      WASHINGTON, DC 20549         |SEC FILE NUMBER|
                                                   |    0-7201     |
                  AMENDED  FORM 12b-25             |_______________|

                   NOTIFICATION OF LATE FILING     ________________
                                                  |  CUSIP NUMBER  |
                          (Check One):            |  730444-10-6   |
                                                  |________________|


(Check One):
   __            __             __              ___             __
  |  | Form 10-K|  | Form 11-K |  | Form 20-F  | X | Form 10-Q |  | Form N-SAR
  |__|          |__|           |__|            |___|           |__|

     For Period Ended:   June 30, 2000

____ Transition Report on Form  10-K    ____  Transition Report on Form 10-Q
____ Transition Report on Form  20-F    ____  Transition Report on Form N-SAR
____ Transition Report on Form 11-K

     For the Transition Period Ended: __________________________

_____________________________________________________________________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________

______________________________________________________________________________


                             PART I
                     REGISTRANT INFORMATION
______________________________________________________________________________

Full Name of Registrant    Brown & Brown, Inc.
                           __________________________

Former Name if Applicable
_____________________________________________________

Address of Principal Executive Office (Street and Number)
 220 S. Ridgewood Avenue
________________________________________________________

City, State and Zip Code   Daytona Beach, Florida 32114
                           ______________________________

______________________________________________________________________________

                             PART II
                     RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X        (a)  The reasons described in reasonable detail in Part
____            III  of  this  form  could not  be  eliminated  without
                unreasonable effort or expense;

  X        (b)  The  subject  annual report, semi-annual  report,
____            transition  report  on Form 10-K, Form  20-F,  11-K  or
                Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

____       (c)  The  accountant's  statement  or  other  exhibit
                required  by  Rule  12b-25(c)  has  been  attached   if
                applicable.

<PAGE 2>
______________________________________________________________________________

                            PART III
                            NARRATIVE
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.)

          The Registrant was unable to file its Form 10-Q for the three months ended June 30, 2000 within the prescribed period without unreasonable effort or expense as a result of technical and other challenges and logistics involving the finalization of the Form for filing. The Form was filed via EDGAR after 5:30 p.m., but before 10:00 p.m., on August 14, 2000. Accordingly, the Form currently has an official filing date of August 15, 2000. The Registrant currently also intends to seek an adjustment to the filing date of the Form pursuant to Rule 13(b) of Regulation S-T; however, no assurance can be given that such adjustment will be given.

______________________________________________________________________________

                             PART IV
                        OTHER INFORMATION
______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification

      Laurel L. Grammig                       (813)       222-4277
______________________________________________________________________________
     (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    X  Yes  ____ No
                                                  ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  ____  Yes  X   No
                                                            ____

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Brown & Brown, Inc.
_____________________________________________________________________________
        (Name of Registrant as specified in its charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date      August 15, 2000         By:  /S/ CORY T. WALKER
             __________________          ___________________________________
                                         Cory T. Walker, Vice President,
                                         Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_____________________________________________________________________________

                            ATTENTION
     Intentional  misstatements or omissions of  fact  constitute
Federal    Criminal    Violations   (See   18    U.S.C.    1001).

<PAGE 3>

_____________________________________________________________________________

                      GENERAL INSTRUCTIONS



1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.